John Bessonette
Phone 212-715-9182
Fax 212-715-8000
jbessonette@KRAMERLEVIN.com

October 23, 2015

VIA EDGAR

Mr. John Reynolds

Assistant Director
United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.

Washington, D.C. 20549

Re:	Trinity Place Holdings Inc. Registration Statement on Form S-3 Filed September 15, 2015 File No. 333-206944

Dear Mr. Reynolds:

This letter is filed in response to comments verbally received from the Staff of the Securities and Exchange Commission (the “Staff”), through a conference call on October 19, 2015, with respect to the letter filed October 13, 2015 (the “Response Letter”) by Trinity Place Holdings Inc. (the “Company”) regarding the above-referenced Registration Statement on Form S-3 filed by the Company with the Securities and Exchange Commission (the “Registration Statement”). The verbal comments are summarized below in bold print.

1.	Please provide further analysis regarding the materiality of the tax consequences to an investor, in addition to the discussion regarding footnote 39 to Staff Legal Bulletin No. 19 contained in the Response Letter.

As noted in the Response Letter, the only relevant example in SLB No. 19 (CF) (the “Bulletin”) of a transaction generally involving material tax consequences is a transaction that “offer[s] significant tax benefits or where the tax consequences are so unusual or complex that investors would need to have the benefit of an expert’s opinion to understand the tax consequences in order to make an informed investment decision (e.g., debt offerings with unusual original issue discount issues, certain rights offerings, limited partnership offerings, certain offerings by foreign issuers).”

The Registration Statement contemplates a routine offering of non-transferable rights to purchase common stock of the Company.1 As such, the Company believes that the offering does not offer significant tax benefits to investors (and the Registration Statement does not so indicate), nor is the offering a transaction where the tax consequences are so unusual or complex that investors would need to have the benefit of an expert’s opinion to understand the tax consequences in order to make an informed investment decision. The Company believes that in general investors will determine to what extent to participate in the rights offering, if at all, based on each investor’s analysis of the relative benefits and costs associated with participating in the offering based on their individual assessment of the offer price, the Company’s prospects, their particular investment goals and other customary factors considered by investors.

While as noted in the Registration Statement, each recipient of rights should consult with its own tax advisor regarding issues that may be pertinent to the investor, the tax disclosure in the Registration Statement is consistent with that provided in registration statements by other issuers conducting rights offerings for common stock and does not raise any novel or unusual issues, or suggest to investors that there are significant tax benefits that an investor should take into account in determining whether to participate in the offering. Registration statements such as the Registration Statement include tax disclosure as a matter of course, to assist investors in facilitating discussions with their own tax advisors. The fact that such disclosure is included in a registration statement, however, does not in itself indicate that an issuer believes that tax benefits or tax consequences are particularly unusual or complex.

As noted in the Response Letter, the Registration Statement does not disclose that the transaction is tax-free. Rather, the Registration Statement sets forth certain U.S. federal income tax considerations assuming that the receipt of the subscription rights distributed pursuant to the rights offering is a non-taxable distribution for U.S. federal income tax purposes. In addition to the revisions described in the Response Letter, the Company will further clarify the disclosure in an amendment to the Registration Statement to emphasize that the Company is not expressing any opinion on tax considerations and that investors should consult their own advisors and to change references to “material” tax considerations or consequences to “certain” tax considerations.

2.	Please provide information regarding the inclusion of tax opinions in registration statements related to rights offerings by issuers other than the Company, including comments from the Staff and responses thereto.

In response to the Staff’s request, we reviewed 20 recently filed registration statements for rights offerings with respect to common stock only (going back to May 2014). As indicated in Exhibit A provided supplementally to the Staff, a review of these rights offerings demonstrates the following:

•	Of the 20 registration statements, three included tax opinions (one of which appears to have been included in response to a comment by the Staff);

1 Such a rights offering may be contrasted with offerings of rights to purchase a new class of securities or units comprised of various securities, or other rights offerings that may by their nature involve more complex considerations.

•	Of the 20 registration statements, in 12 cases comments by the Staff and responses thereto were publicly available; and

•	Of these 12, three addressed tax opinions (in one case, as noted above, a tax opinion was filed; in the other two cases no tax opinion was filed).

We also reviewed 15 recent comment letters by the Staff in connection with common stock rights offerings which referred specifically to tax opinions (going back to March 2006). As indicated in Exhibit B provided supplementally, in nine situations a tax opinion was ultimately provided and in six situations no tax opinion was provided.

For the foregoing reasons, although the review of precedent demonstrates a certain lack of consistency in approach, the Company respectfully submits that in the context of a customary rights offering for common stock in which no other unusual characteristics are present – such as is the case for the rights offering contemplated by the Registration Statement – and where the disclosure is clear that the issuer is not expressing any opinion as to tax considerations or tax consequences, a tax opinion should not be required.

If you have any questions or comments regarding the Company’s response to the Staff’s Comment Letter, please do not hesitate to contact me at (212) 715-9182.

Sincerely,

/s/ John Bessonette

John Bessonette

cc:	Matthew Messinger
Steven Kahn